July 25, 2025

Dinakar Munagala
Chief Executive Officer
Blaize Holdings, Inc.
4659 Golden Foothill Parkway, Suite 206
El Dorado Hills, CA 95762

       Re: Blaize Holdings, Inc.
           Registration Statement on Form S-1
           Filed July 18, 2025
           File No. 333-288742
Dear Dinakar Munagala:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note your disclosure that you are seeking to register up to 769,231 shares of common stock that are issuable to Cantor Fitzgerald (e.g. based on information on the cover page, pages 7, 10 and 122). Please provide your analysis showing how you determined that there was a completed private placement under Section 4(a)(2) of the
       Securities Act 1933 prior to your attempt to register the resale of the shares. In your
       analysis, please consider the Commission   s guidance set forth in
Questions 134.01
       and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations.
       In addition, please file the Engagement Letter and Cantor Letter Agreement with
       Cantor Fitzgerald as exhibits to your registration statement. Finally, we note that the
       table on page 122 cross-references footnotes (1)     (3), but those do
not appear. Please
       revise to clarify.
 July 25, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jenny O'Shanick at 202-551-8005 or Jennifer Angelini at 202-551-
3047 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Ryan J. Lynch